UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)
 __________________________________________
CIM COMMERCIAL TRUST CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

125525584
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525584

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 122,628
		8.	Shared Voting Power 9,281,241 (1)
		9.	Sole Dispositive Power 122,628
		10.	Shared Dispositive Power 9,281,241 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,403,869 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 40.2%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 18 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 9,326,661 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,326,661 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,326,661 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.9%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 18 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 9,326,661 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,326,661 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,326,661 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.9%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 18 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Service Provider, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0 (4)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(4) The Reporting Person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Urban Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 473,033
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 473,033
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,033
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 0 (5)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

(5) The Reporting Person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

CUSIP No. 125525584

1.	Names of Reporting Persons CIM Real Assets & Credit Fund
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 388,344
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 388,344
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,344
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) IV

CUSIP No. 125525105

1.	Names of Reporting Persons CIM CMCT MLP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 8,419,864
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 8,419,864
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,419,864
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.0%
14.	Type of Reporting Person (See Instructions) OO

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company, and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”), Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6, dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7, dated August 27, 2019 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2019 (“Amendment No. 8”), Amendment No. 9, dated October 16, 2019 (“Amendment No. 9”), Amendment No. 10, dated November 13, 2019 (“Amendment No. 10”), Amendment No. 11, dated April 10, 2020 (“Amendment No. 11”), Amendment No. 12, dated June 1, 2021 (“Amendment No. 12”), Amendment No. 13, dated June 22, 2021 (“Amendment No. 13”), Amendment No. 14, dated June 29, 2021 (“Amendment No. 14”), Amendment No. 15, dated September 8, 2021 (“Amendment No. 15”), Amendment No. 16, dated September 20, 2021 (“Amendment No. 16”) and Amendment No. 17, dated October 8, 2021 (“Amendment No. 17” and the Initial Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and Amendment No. 17, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.
Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 18 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.
EXPLANATORY NOTE
In connection with certain internal transfers, CIM Service Provider, LLC and CIM Capital, LLC each transferred all of Common Shares held by such entities to CIM CMCT, MLP, LLC, a wholly owned subsidiary of CIM Group, LLC, for no consideration (the “Transfers”). CIM Service Provider, LLC transferred 7,806,121 Common Shares and CIM Capital, LLC transferred 613,743 Common Shares. Following the Transfers CIM CMCT MLP, LLC owns 8,419,864 Common Shares.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D Filing is hereby supplemented by adding the following immediately after the seventh paragraph thereof:
There was no consideration associated with the Transfers
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D Filing is hereby amended to include the following:
The Transfers were undertaken in connection with certain internal transfers entered into by affiliates of CIM Group, LLC.
Item 5. Interest in Securities of the Issuer
Items 5(a), (b) and (c) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:
(a) CIM CMCT MLP, LLC directly owns 8,419,864 Common Shares, or approximately 36.0% of the outstanding Common Shares. CIM Urban Sponsor, LLC directly owns 473,033 Common Shares, or approximately 2.0% of the outstanding Common Shares. CIM RACR directly owns 388,344 Common Shares, or approximately 1.7% of the outstanding Common Shares.
Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 9,281,241 Common Shares beneficially owned by CIM CMCT MLP, LLC, CIM Urban Sponsor, LLC and CIM RACR described above (collectively, the “Affiliate Shares”) as a result of their status as control persons of CIM Holdings, which is the sole managing member of CIM Group as described in Item 2 of the Schedule 13D Filing.
In addition to the Affiliate Shares, Mr. Ressler is the indirect beneficial owner of 122,628 Common Shares through the holdings of a subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee. As a result, Mr. Ressler may be deemed to beneficially own 9,403,869 Common Shares, representing approximately 40.2% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Shemesh is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Shemesh Family Trust, of which he was the grantor. As a result, Mr. Shemesh may be deemed to beneficially own 9,326,661 Common Shares, representing approximately 39.9% of the outstanding Common Shares.
In addition to the Affiliate Shares, Mr. Kuba is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Kuba Family Trust, of which he was the grantor. As a result, Mr. Kuba may be deemed to beneficially own 9,326,661 Common Shares, representing approximately 39.9% of the outstanding Common Shares.
Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 18 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
The information set forth in this Amendment No. 18 sets forth the beneficial ownership of the Reporting Persons as of January 10, 2022, and assumes there are 23,369,331 Common Shares outstanding as of such date, based on the number of Common Shares outstanding as of November 4, 2021 as reported by the Issuer in its Quarterly Report on Form 10‑Q filed with the Securities and Exchange Commission on November 9, 2021.
(b) Mr. Ressler has the sole power to vote and dispose of 122,628 Common Shares and the shared power to vote and dispose of 9,281,241 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 9,326,661 Common Shares. CIM CMCT MLP, LLC has the sole power to vote and dispose of 8,419,864 Common Shares. CIM Urban Sponsor, LLC has the sole power to vote and dispose of 473,033 Common Shares. CIM RACR has the sole power to vote and dispose of 388,344 Common Shares.
Except as set forth herein, the Reporting Persons have not effected any transactions in Common Shares since the most recent filing on Schedule 13D.
__________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2022

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM URBAN SPONSOR, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM CAPITAL, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President

CIM REAL ASSETS & CREDIT FUND, a Delaware statutory trust

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Executive Officer

CIM CMCT MLP, LLC

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President